TOWER ONE WIRELESS CORP.
604.559.8051
nick@toweronewireless.com
600-535 Howe Street
Vancouver, BC, Canada, V6C 2Z
www.toweronewireless
TOWER ONE WIRELESS- 5G ROLLOUT UPDATE (USA)

Vancouver, BC, Canada – March 16, 2020 – Tower One Wireless Corp (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces its update on the development of its 5G network rollout in the USA and other corporate developments.

Tower One Wireless, through its USA subsidiary Tower Construction & Technical Services Inc. (“TCTS”), is pleased to announce that it has successfully completed 24 months of operations in the USA. TCTS has operated in both Texas and Oklahoma and has successfully completed over 100 sites for Original Equipment Manufacturers, Ericsson and Nokia, and Mobile Network Operators, T-Mobile and AT&T. The operation generated over CA$1.6 million in sales in the 24 month period of operations.

In addition, the Company is also pleased to announce that it has entered into a 50% joint venture with an international operator (the “JV Partner”) that has experience in running over 600 crews in their markets and has experience in installing Ericsson and Nokia equipment in Latin America. The strategic decision was made to enhance TCTS’s ability to provide quality service to its customers and to leverage on the expertise in managing construction crews efficiently. As part of the agreement, the JV Partner made an investment of US$250,000 into TCTS for a 50% interest in the subsidiary. The funds will be used for operations.

Alejandro Ochoa, CEO of Tower One, stated: “We are pleased to announce the consolidation of our business with our new partners. Their experience in executing large rollout programs in Latin America will be a great value to the current 5G rollout plan of local carries across several states in USA. Having this partner will enable us to be more efficient with our clients and in turn will equal more assignments and revenue. Due to the shortage of qualified personal in the USA we are now in great position to capture a larger market share of this business.”

About Tower One Wireless Corp.

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America:  Argentina, Colombia and Mexico. In the USA (Tower Construction & Technical Services Inc.) focuses on the 5G rollout of the MNOs.

Contact Information

USA (917) 546-3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s joint venture with an international operator and the expectation that it will enhance the Company’s ability to provide quality service to its customers and to leverage on expertise in managing construction crews. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.